Exhibit 99.77(c)

Pursuant to a written consent dated March 17, 2005, the sole security holder of the Registrant was asked to approve the following:

1)   Approval of the Investment Management Agreement;
2)   Ratification of Appointment of Directors; and
3)   Ratification of Selection of Independent Auditors.

The security holder of the Registrant via written consent unanimously approved each of the matters discussed above.